UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PEDEVCO Corp.

(Name of Issuer)

Warrants to Purchase Common Stock

(Title of Class of Securities)

70532Y204

(CUSIP Number)

Christian Thomas; 1370 Avenue of the Americas, 32nd Floor, New York, New York 10019; 646-356-1623

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 70532Y204	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENIOR HEALTH INSURANCE COMPANY OF PENNSYLVANIA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 401,342
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 401,342

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,342
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.81%
12.	TYPE OF REPORTING PERSON (see instructions) IC

Page 2 of 9 Pages

CUSIP No. 70532Y204	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BBLN-PEDCO CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,981,400
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,981,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%
12.	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 9 Pages

CUSIP No. 70532Y204	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BHLN-PEDCO CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,981,400
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,981,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.98%
12.	TYPE OF REPORTING PERSON (see instructions) CO

Page 4 of 9 Pages

CUSIP No. 70532Y204	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B ASSET MANAGER, LP1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,979,945[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,979,945[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,979,945[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[2]
12.	TYPE OF REPORTING PERSON (see instructions) PN

__________________

1 B Asset Manager, LP (“BAM”) is the investment manager, directly or indirectly, of the securities owned by the other Reporting Persons (the “Investors”) reporting on this Schedule. Mark Feuer and Dhruv Narain, through other entities, are the controlling principals of BAM, and share sole voting and investment power over such securities. Each of BAM, Mark Feuer and Dhruv Narain disclaims beneficial ownership of the securities held by the Investors. As reflected on the Schedule 13G filed on June 23, 2016 by BAM, BAM has previously filed as investment manager on behalf of the Investors as well as BRE BCLIC SUB, BRE WNIC 2013 LTC PRIMARY, and BRE WNIC 2013 LTC SUB (collectively, the “Former Investors”). BAM is no longer serving as investment manager to the Former Investors and, as such, they are no longer Reporting Persons filing as a group herein.

2The warrants disclosed herein contain an issuance limitation prohibiting each Investor from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by such Investor and its affiliates of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the warrants may be revoked by the Investor upon at least 61 days prior written notice to PEDEVCO Corp. which notice shall only be effective if delivered at a time when no indebtedness of the PEDEVCO Corp. is outstanding, of which the Investor or any of its affiliates was, at any time, the owner, directly or indirectly.

Page 5 of 9 Pages

CUSIP No. 70532Y204	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer Pedevco Corp.

(b)	Address of Issuer’s Principal Executive Offices 4125 Blackhawk Plaza Circle Suite 201 Danville, CA 94506

Item 2.

(a)	Name of Person Filing 1. SENIOR HEALTH INSURANCE COMPANY OF PENNSYLVANIA 2. BBLN-PEDCO CORP. 3. BHLN-PEDCO CORP. 4. B ASSET MANAGER, LP

(b)

Address of the Principal Office or, if none, residence
1. 550 Congressional Blvd., Suite 200, Carmel, IN 46032

2. 105 Madison Avenue, 19th Floor, New York, NY 10016

3. 105 Madison Avenue, 19th Floor, New York, NY 10016

4. 105 Madison Avenue, 19th Floor, New York, NY 10016

(c)	Citizenship See Item 4 of the Cover Pages.

(d)	Title of Class of Securities Warrants to Purchase Common Stock

(e)	CUSIP Number 70532Y204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 9 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the Cover Pages.

(b)	Percent of class: See Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Pages.

	(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Pages.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Pages.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Pages.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

B Asset Manager, LP (“BAM”) is the investment manager, directly or indirectly, of the securities owned by the Reporting Persons reporting on this Schedule. Mark Feuer and Dhruv Narain, through other entities, are the controlling principals of BAM, and share sole voting and investment power over such securities. Each of BAM, Mark Feuer and Dhruv Narain disclaims beneficial ownership of the securities held by the Reporting Persons. As reflected on the Schedule 13G filed on June 23, 2016 by BAM, BAM has previously filed as investment manager on behalf of the Investors as well as BRE BCLIC SUB, BRE WNIC 2013 LTC PRIMARY, and BRE WNIC 2013 LTC SUB (collectively, the “Former Investors”). BAM is no longer serving as investment manager to the Former Investors and, as such, they are no longer Reporting Persons filing as a group herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Page 7 of 9 Pages

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

CUSIP No. 70532Y204	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017 Date
B ASSET MANAGER, LP By: B Asset Manager GP LLC

By: /s/ Mark Feuer Name: Mark Feuer
Title: Sole Member

SENIOR HEALTH INSURANCE COMPANY OF PENNSYLVANIA

By: /s/ John Robison Name: John Robison Title: Chief Investment Officer

BBLN-PEDCO CORP.

By: /s/ Dhruv Narain Name: Dhruv Narain Title: President

BHLN-PEDCO CORP.

By: /s/ Dhruv Narain Name: Dhruv Narain Title: President

Page 9 of 9 Pages

INDEX TO EXHIBITS

Exhibit A: Joint Filing Agreement

Exhibit B: Types of Reporting Persons

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Schedule with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule. In evidence thereof, the undersigned hereby execute this joint filing agreement as of the date below.

February 14, 2017 Date
B ASSET MANAGER, LP By: B Asset Manager GP LLC

By: /s/ Mark Feuer Name: Mark Feuer
Title: Sole Member

SENIOR HEALTH INSURANCE COMPANY OF PENNSYLVANIA

By: /s/ John Robison Name: John Robison Title: Chief Investment Officer

BBLN-PEDCO CORP.

By: /s/ Dhruv Narain Name: Dhruv Narain Title: President

BHLN-PEDCO CORP.

By: /s/ Dhruv Narain Name: Dhruv Narain Title: President

EXHIBIT B

Types of Reporting Persons

Reporting Person	Type(s)
SENIOR HEALTH INSURANCE COMPANY OF PENNSYLVANIA	IC
BBLN-PEDCO CORP.	CO
BHLN-PEDCO CORP.	CO
B ASSET MANAGER, LP	PN

Legend:

Broker Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Advisor	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company/Control Person	HC
Savings Association	SA
Church Plan	CP
Corporation	CO
Partnership	PN
Individual	IN
Other	OO